SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Vivo Participações S.A. Quarterly Financial Statements for the six-month period ended June 30, 2007 and Independent Accountants’ Review Report ERNST & YOUNG Auditores Independentes S.S.

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
VIVO Participações S.A.

1. We have performed a special review of the quarterly financial information (ITR) of  VIVO Participações S.A. (“the Company”) and Vivo Participações S.A. and subsidiary for the quarter ended June 30, 2007, including the balance sheets, the related statements of operation, the report on the Company’s performance and other significant information prepared by Company management in accordance with the accounting practices adopted in Brazil.

2. Our review was conducted in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil together with the CFC - Federal Board of Accountancy which consisted principally of: (a) inquiries of and discussions with management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events which have or might have significant effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information (ITR) referred in the first paragraph for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Exchange Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

4. The balance sheets and the statements of operation of the Company and consolidated for the quarter ended March 31, 2007, presented for purposes of comparison, were reviewed by other independent auditors, who issued a unqualified special review report thereon dated May 7, 2007. The statements of operation of the Company and consolidated for the six-month period ended June 30, 2006, also presented for purposes of comparison, were reviewed by the same independent auditors, who issued a unqualified special review report thereon dated July 20, 2006.

São Paulo, July 18, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 15199/O-6

Luiz Carlos Passetti
Accountant CRC-1-SP-132776/O

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1.464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1172	8 - TELEPHONE NUMBER 7420-1182	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 7420-2247	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1.464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1362	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2982	14 - FAX -	15 - FAX -
16 - E-MAIL
ernesto.gardelliano@vivo.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	2	04/01/2007	06/30/2007	1	01/01/2007	03/31/2007
9 - AUDITOR Ernest Young Auditores Independentes S/S				10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti				12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

 01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES	1 - CURRENT QUARTER 06/30/2007	2 - PRIOR QUARTER 03/31/2007	3 - SAME QUARTER IN PRIOR YEAR 06/30/2006
(IN THOUSANDS)
SUBSCRIBED CAPITAL
1 - COMMON	524,932	524,932	524,932
2 - PREFERRED	917,186	917,186	917,186
3 - TOTAL	1,442,118	1,442,118	1,442,118
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	4,495	4,495	4,495
6 - TOTAL	4,495	4,495	4,495

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private national
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL	4 - CHANGE AMOUNT	5 – CHANGE NATURE	6 – NUMBER of SHARES ISSUED	7 - SHARE PRICE ON ISSUE DATE
		(In thousands of reais)	(In thousands of reais)		(Thousand)	(In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
07/18/2007

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                                                                        Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                     As of 06/30/2007

1 – CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
1	TOTAL ASSETS	10,013,814	10,135,674
1.01	CURRENT ASSETS	142,555	211,696
1.01.01	CASH AND CASH EQUIVALENTS	86	26
1.01.02	RECEIVABLES	136,505	205,491
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	136,505	205,491
1.01.02.02.01	INTEREST ON SHAREHOLDERS AND DIVIDENDS	136,505	205,491
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	5,964	6,179
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	4,667	4,864
1.01.04.02	OTHER ASSETS	420	496
1.01.04.03	PREPAID EXPENSES	809	809
1.01.04.04	ADVANCES TO SUPPLIERS	6	10
1.01.04.05	DERIVATIVE CONTRACTS	62	-
1.02	NONCURRENT ASSETS	9,871,259	9,923,978
1.02.01	LONG-TERM RECEIVABLES	495,190	486,440
1.02.01.01	OTHER RECEIVABLES	493,327	484,495
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	490,487	481,720
1.02.01.01.02	OTHER ASSETS	529	447
1.02.01.01.03	PREPAID EXPENSES	2,127	2,328
1.02.01.01.04	DERIVATIVE CONTRACTS	184	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,945
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,945
1.02.01.03	OTHER	-	-
1.02.02	PERMANENT ASSETS	9,376,069	9,437,538
1.02.02.01	INVESTMENTS	9,376, 035	9,437,454
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	8,552,724	8,536,223
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	823,207	901,127
1.02.02.01.05	OTHER INVESTMENTS	104	104
1.02.02.02	PROPERTY AND EQUIPMENT	34	84
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,013,814	10,135,674
2.01	CURRENT LIABILITIES	198,574	199,032
2.01.01	LOANS AND FINANCING	42,672	22,189
2.01.02	DEBENTURES	39,961	62,390
2.01.03	SUPPLIERS	3,648	2,430
2.01.04	TAXES PAYABLE	1,467	1,439
2.01.05	DIVIDENDS PAYABLE	29,391	29,391
2.01.06	PROVISIONS	1,066	940
2.01.06.01	PROVISION FOR CONTINGENCIES	1,066	940
2.01.07	PAYABLES TO RELATED PARTIES	229	1,325
2.01.08	OTHER	80,140	78,928
2.01.08.01	PAYROLL AND SOCIAL CHARGES	1,723	1,835
2.01.08.02	DERIVATIVE CONTRACTS	3,467	1,615
2.01.08.03	OTHER LIABILITIES	74,950	75,478
2.02	NONCURRENT LIABILITIES	1,567,775	1,581,670
2.02.01	LONG-TERM LIABILITIES	1,567,775	1,581,670
2.02.01.01	LOANS AND FINANCING	56,890	75,441
2.02.01.02	DEBENTURES	1,500,000	1,500,000
2.02.01.03	PROVISIONS	101	8
2.02.01.03.01	PROVISION FOR CONTINGENCIES	101	8
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	10,784	6,221
2.02.01.06.01	DERIVATIVE CONTRACTS	10,464	5,901
2.02.01.06.02	FUNDING EXPENSES	320	320
2.02.02	DEFERRED INCOME	-	-
2.04	SHAREHOLDERS’ EQUITY	8,247,465	8,354,972
2.04.01	CAPITAL STOCK	6,347,784	6,347,784
2.04.02	CAPITAL RESERVES	1,071,316	1,071,316

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.04.04	REVENUE RESERVES	753,998	753,998
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	653,038	653,038
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER REVENUE RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	74,367	181,874

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 04/01/2007 to 0/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	GROSS SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS	-	-	-	-
3.03	NET SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/INCOME	(107,525)	(124,297)	(486,341)	(626,809)
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(4,237)	(9,005)	(3,891)	(11,598)
3.06.03	FINANCIAL	(41,576)	(84,177)	(96,263)	(219,458)
3.06.03.01	FINANCIAL INCOME	8,015	17,915	10,039	33,000
3.06.03.02	FINANCIAL EXPENSES	(49,591)	(102,092)	(106,302)	(252,458)
3.06.04	OTHER OPERATING INCOME	1	738	220	489
3.06.05	OTHER OPERATING EXPENSES	(78,214)	(156,891)	(78,219)	(156,419)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	16,501	125,038	(308,188)	(239,823)
3.07	OPERATING LOSS	(107,525)	(124,297)	(486,341)	(626,809)
3.08	NONOPERATING INCOME (LOSS)	18	16	(1,151)	(3,503)
3.08.01	REVENUES	53	53	29	29
3.08.02	EXPENSES	(35)	(37)	(1,180)	(3,532)
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	(107,507)	(124,281)	(487,492)	(630,312)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	-	-	(723)
3.11	DEFERRED INCOME TAX	-	-	-	-

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	LOSS FOR THE PERIOD	(107,507)	(124,281)	(487,492)	(631,035)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	1,437,623	1,437,623
	EARNINGS PER SHARE	-	-	-	-
	LOSS PER SHARE	(0.07478)	(0.08645)	(0.33910)	(0.43894)

02.01 - BALANCE SHEET – CONSOLIDATED ASSETS  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2007	4 – 03/31/2007
1	TOTAL ASSETS	16,504,712	17,060,158
1.01	CURRENT ASSETS	5,323,304	5,580,332
1.01.01	CASH AND CASH EQUIVALENTS	930,212	1,235,162
1.01.01.01	CASH AND BANKS	57,349	21,752
1.01.01.02	SHORT-TERM INVESTMENTS	872,863	1,213,410
1.01.02	RECEIVABLES	1,911,455	1,874,531
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	1,911,455	1,874,531
1.01.02.02	OTHER RECEIVABLES	-	-
1.01.03	INVENTORIES	316,821	262,490
1.01.04	OTHER	2,164,816	2,208,149
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,641,680	1,613,415
1.01.04.02	DERIVATIVE CONTRACTS	2,526	2,241
1.01.04.03	OTHER ASSETS	156,574	115,069
1.01.04.04	PREPAID EXPENSES	351,741	457,406
1.01.04.05	ADVANCES TO SUPPLIERS	12,295	20,018
1.02	NONCURRENT ASSETS	11,181,408	11,479,826
1.02.01	LONG-TERM RECEIVABLES	2,589,562	2,615,583
1.02.01.01	OTHER RECEIVABLES	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,945
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,945
1.02.01.03	OTHER	2,587,699	2,613,638
1.02.01.03.01	SHORT-TERM INVESTMENTS	24,992	6,547
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	2,494,427	2,551,019
1.02.01.03.03	DERIVATIVE CONTRACTS	1,680	250
1.02.01.03.04	OTHER ASSETS	28,962	28,973
1.02.01.03.05	PREPAID EXPENSES	37,638	26,849
1.02.02	PERMANENT ASSETS	8,591,846	8,864,243
1.02.02.01	INVESTMENTS	823,320	901,240
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	-	-
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	823,207	901,127
1.02.02.01.05	OTHER INVESTMENTS	113	113
1.02.02.02	PROPERTY AND EQUIPMENT	6,103,014	6,229,745
1.02.02.03	INTANGIBLE ASSETS	1,554,337	1,610,709
1.02.02.04	DEFERRED CHARGES	111,175	122,549

02.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –06/30/2007	4 – 03/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,504,712	17,060,158
2.01	CURRENT LIABILITIES	5,085,266	5,264,041
2.01.01	LOANS AND FINANCING	1,186,969	1,220,965
2.01.02	DEBENTURES	39,961	62,390
2.01.03	SUPPLIERS	2,373,172	2,601,058
2.01.04	TAXES PAYABLE	466,647	466,318
2.01.05	DIVIDENDS PAYABLE	51,270	51,484
2.01.06	PROVISIONS	97,321	90,646
2.01.06.01	PROVISION FOR CONTINGENCIES	79,329	75,349
2.01.06.02	PROVISION FOR PENSION PLAN	17,992	15,297
2.01.07	PAYABLES TO RELATED PARTIES	928	2,238
2.01.08	OTHER	868,998	768,942
2.01.08.01	PAYROLL AND SOCIAL CHARGES	136,779	143,056
2.01.08.02	DERIVATIVE CONTRACTS	387,949	298,976
2.01.08.03	DEFERRED REVENUE	153,121	139,862
2.01.08.04	OTHER LIABILITIES	191,149	187,048
2.02	NONCURRENT LIABILITIES	3,171,981	3,441,145
2.02.01	LONG-TERM LIABILITIES	3,171,981	3,441,145
2.02.01.01	LOANS AND FINANCING	978,798	1,273,853
2.02.01.02	DEBENTURES	1,500,000	1,500,000
2.02.01.03	PROVISIONS	133,555	125,528
2.02.01.03.01	PROVISION FOR CONTINGENCIES	130,554	122,527
2.02.01.03.02	PROVISION FOR PENSION PLAN	3,001	3,001
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	559,068	541,764
2.02.01.06.01	TAXES PAYABLE	221,928	215,291
2.02.01.06.02	DERIVATIVE CONTRACTS	202,025	192,965
2.02.01.06.03	OTHER LIABILITIES	135,229	133,062
2.02.01.06.04	FUNDS FOR CAPITALIZATION	446	446
2.02.02	DEFERRED INCOME	-	-
2.03	MINORITY INTEREST	-	-
2.04	SHAREHOLDERS’ EQUITY	8,247,465	8,354,972
2.04.01	CAPITAL STOCK	6,347,784	6,347,784
2.04.02	CAPITAL RESERVES	1,071,316	1,071,316

02.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2007	4 – 03/31/2007
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.04.04	REVENUE RESERVES	753,998	753,998
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE REVENUE RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	653,038	653,038
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER REVENUE RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	74,367	181,874
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

03.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 – 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	GROSS SALES AND/OR SERVICES	4,310,055	8,274,404	3,765,054	7,382,000
3.02	DEDUCTIONS	(1,289,016)	(2,402,517)	(1,166,651)	(2,206,657)
3.03	NET SALES AND/OR SERVICES	3,021,039	5,871,887	2,598,403	5,175,343
3.04	COST OF SALES AND/OR SERVICES	(1,659,580)	(3,052,794)	(1,320,914)	(2,533,154)
3.05	GROSS PROFIT	1,361,459	2,819,093	1,277,489	2,642,189
3.06	OPERATING EXPENSES/INCOME	(1,453,842)	(2,844,177)	(1,791,035)	(3,216,541)
3.06.01	SELLING EXPENSES	(919,397)	(1,717,971)	(1,180,973)	(2,066,178)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(274,637)	(591,947)	(272,617)	(529,345)
3.06.03	FINANCIAL	(124,345)	(243,029)	(213,555)	(399,871)
3.06.03.01	FINANCIAL INCOME	37,898	104,804	51,772	177,400
3.06.03.02	FINANCIAL EXPENSES	(162,243)	(347,833)	(265,327)	(577,271)
3.06.04	OTHER OPERATING INCOME	89,355	158,175	63,373	158,884
3.06.05	OTHER OPERATING EXPENSES	(224,818)	(449,405)	(187,263)	(380,031)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING LOSS	(92,383)	(25,084)	(513,546)	(574,352)
3.08	NONOPERATING INCOME	(6,331)	(7,196)	(1,849)	(6,159)
3.08.01	REVENUES	928	14,443	1,131	1,543
3.08.02	EXPENSES	(7,259)	(21,639)	(2,890)	(7,702)
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	(98,714)	(32,280)	(515,395)	(580,511)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(14,023)	(99,791)	22,209	(83,958)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	(7,998)
3.12.01	INTEREST	0	0	0	(7,968)
3.12.02	CONTRIBUTIONS	0	0	0	0

03.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 – 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	0	0	0
3.14	MINORITY INTEREST	0	0	0	0
3.15	LOSS FOR THE PERIOD	(112,737)	(132,071)	(493,186)	(672,437)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	1,437,623	1,437,623
	EARNINGS PER SHARE	-	-	-	-
	LOSS PER SHARE	(0.07842)	(0.09187)	(0.34306)	(0.46774)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
For the six-month period ended June 30, 2007
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S/A (“Company”) - formerly Telesp Celular Participações S/A - is a publicly traded corporation which at June 30, 2007 has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda. that jointly hold (treasury shares excluded) 62.95% of the Company’s total capital.

Brasilcel N.V. is jointly controlled by Telefónica S/A (50% of total capital), PT Móveis Serviços de Telecomunicações SGPS S/A (49.999% of total capital) and Portugal Telecom SGPS S/A (0.001% of total capital).

The wholly-owned subsidiary Vivo S/A is a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted for the areas of service described below:

Area of Service	Authorization Valid Until
Sao Paulo	August 5, 2008
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	January 20,2009
Rio Grande do Sul	December 17, 2022
Paraná and Santa Catarina	April 8, 2013
Rio de Janeiro	November 29, 2020
Espirito Santo	November 30, 2008
Bahia	June 29, 2008
Sergipe	December 15, 2008
Federal District	July 24, 2016
Goias and Tocantins	October 29, 2008
Mato Grosso	March 30,2009
Mato Grosso do Sul	September 28, 2009
Rondonia	July 21, 2009
Acre	July 15, 2009
Amazonas, Roraima, Amapá, Pará and Maranhão	November 29, 2013

The authorizations granted may be renewed just once, for a 15-year period, against a payment every two years of rates equivalent to 2% (two per cent) of revenues for the year prior to that of the payment, net of taxes and mandatory social contributions, related to the application of the Basic and Alternative Plans of Service. Vivo - RJ, Vivo - RS and Vivo - DF had their authorizations extended by Act No. 54324 of November 28, 2005; No. 59121 of June 20, 2006; and No. 59121 of June 20, 2006, respectively.

The subsidiary's business and the services it may provide are regulated by the National Telecommunications Agency (ANATEL), the regulator for telecommunications services, in accordance with Law No. 9472 of July 16, 1997 and respective regulations, decrees, decisions and complementary plans.

On February 22, 2006, the General Shareholders’ Meeting approved the absorption of shares of Tele Centro Oeste Celular Participações S/A (“TCO”) to be converted into a wholly-owned subsidiary of Vivo Participações S/A and the merger of Tele Sudeste Celular Participações S/A (“TSD”),Tele Leste Celular Participações S/A (“TLE”) and Celular "CRT" Participações S/A (“CRTPart”) into the Company, as described in the Notice of a Material Fact dated December 4, 2005.

The results of the merged companies for the period from January 1 through February 22, 2006 are posted to the Company’s results as established in the merger protocol.

Auction of share fractions

On April 19 and 24, 2006 auctions were held on the Sao Paulo Stock Exchange – BOVESPA to place again on the “Free Float” market 641,766 shares (310,366 common shares under code VIVO3 and 331,400 preferred shares under code VIVO4), corresponding to the fractions determined in the exchange of shares of Tele Sudeste Celular Participações S/A, Tele Centro Oeste Celular Participações S/A, Tele Leste Celular Participações S/A and Celular "CRT" Participações S/A for shares of Vivo Participações S/A resulting from the corporate restructuring approved by the Special Shareholders’ Meeting of February 22, 2006. The amounts determined on the sale are at the disposal of the holders of these share fractions at any branch of Banco ABN Amro Real S/A, the depositary entity of the book-entry shares of Vivo Participações S/A.

Corporate restructuring

At the Special Shareholders’ Meeting held on October 31, 2006, the merger by the wholly-owned subsidiary Global Telecom S/A of the other wholly-owned subsidiaries of Vivo Participações S/A, namely Telergipe Celular S/A, Telebahia Celular S/A, Telerj Celular S/A, Telest Celular S/A, Celular "CRT" S/A, Telesp Celular S/A and Tele Centro Oeste Celular Participações S/A, as well as of the latter’s subsidiaries Telegoias Celular S/A, Telemat Celular S/A, Telems Celular S/A, Teleron Celular S/A, Teleacre Celular S/A and Norte Brasil Telecom S/A was approved.

The implementation of the Corporate Restructuring was meant to simplify the corporate and operational structure, by unifying the general business management of the operating companies, which were concentrated in a single operating company controlled by the Company, optimizing synergies between the companies involved, following the process which began with the corporate restructuring approved at the special shareholders’ meetings held on February 22, 2006. Similarly and simultaneously with the Corporate Restructuring implementation, the name of Global Telecom S/A was changed into Vivo S/A (“Vivo”).

The merger of the subsidiaries were previously approved by the National Telecommunications Agency (ANATEL) on July 25, 2006 by the Act No. 59867, published in the Federal Official Gazette (DOU) on July 27, 2006.

By virtue of the fact that the Corporate Restructuring did not directly involve Vivo Participações S/A, and was restricted to its subsidiaries, the company’s capital and shareholders' equity as well as its shareholding structure and the rights derived from the shares it issued did not undergo any change.

2. PRESENTATION OF FINANCIAL STATEMENTS

Company and consolidated Quarterly Information ("ITR") are presented in thousands of Brazilian Reais (unless indicated otherwise) and have been prepared in accordance with accounting practices adopted in Brazil, considering Brazil’s corporate legislation, norms applicable to concessionaries of public telecommunications services and accounting procedures established by the Brazilian Securities Commission (CVM).

This Quarterly Information was prepared following principles, practices and criteria consistent with those adopted in the preparation of previous fiscal year's financial statements and should be analyzed in conjunction with such statements.

Intercompany asset and liability, revenue and expense balances were eliminated on consolidation.

The interim financial statements at June 30, 2006 and March 31, 2007 were reclassified, when applicable, for comparison purposes.

The reconciliation between Company's and consolidated loss for the six-month periods ended June 30, 2007 and 2006 is as follows:

	June 30, 07	June 30, 06
Company loss	(124,281)	(631,035)
Subsidiaries Fiscal Incentives	-	(24,161)
Subsidiaries Donations	(7,790)	(13,694)
Dividends and interest on shareholders' equity in subsidiaries	-	(3,547)
Consolidated Loss	(132,071)	(672,437)

3. SHORT-TERM INVESTMENTS

	Consolidated
	June 30, 07	March 31, 07
Short-term investments	897,855	1,219,957

Current	872,863	1,213,410
Noncurrent	24,992	6,547

The short-term investments refer mostly to highly-liquid fixed income investments, indexed to the variation of  Interbank Deposit Certificates ("CDI").

At June 30, 2007, the subsidiary had short-term investments offered as collateral in lawsuits in the amount of R$ 39,574 (R$ 39,228 as of March 31, 2007).

A portion of the balance of short-term investments has been offered as collateral for loans and financing (Note 14e), in the amount of R$ 24,992 as of June 30, 2007 (R$6,547 as of March 31, 2007).

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	June 30, 07	March 31, 07
Receivables from unbilled services	519,050	432,317
Receivables from billed services	755,141	852,386
Receivables from interconnection fees	671,342	685,858
Receivables from goods sold	342,112	278,349
(-) Allowance for doubtful accounts	(376,190)	(374,379)
Total	1,911,455	1,874,531

No client accounts for more than 10% of trade accounts receivable, net as of June 30, 2007 and March 31, 2006.

At June 30, 2007 the balance of accounts receivable includes R$ 372,322 (R$ 403,458 as of March 31, 2006) related to co-billing with other operating companies, the amounts of which were determined on the basis of statements of commitment, since contracts have not yet been signed by the parties. Pending matters related to the definition of responsibility for losses resulting from fraud have not yet been resolved, and depend upon decision by the regulating agency and agreement between the parties.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2007	2006
Balance at beginning of year	353,306	249,399
Additional allowance in 1st quarter (Note 20)	107,401	160,981
Write-offs and recoveries in 1st quarter	(86,328)	(93,624)
Merged assets	-	107,342
Balance as of March 31	374,379	424,098
Additional allowance in 2nd quarter	101,228	338,754
Write-offs and recoveries in 2nd quarter	(99,417)	(265,393)
Balance as of June 30	376,190	497,459
Additional allowance in 3rd and 4th quarters		220,761
Write-offs and recoveries in 3rd and 4th quarters		(364,914)
Balance as of December 31		353,306

5. INVENTORIES

	Consolidated
	June 30,07	March 31,07
Handsets	330,039	295,674
Accessories and other	22,499	13,081
(-) Allowance for obsolescence	(35,717)	(46,265)
Total	316,821	262,490

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Company		Consolidated
	June 30, 07	March 31, 07	June 31,07	March 31,07
Prepaid income and social contribution taxes	465,076	456,309	537,138	533,077
Withheld income tax	164	361	37,302	31,658
State VAT (ICMS) recoverable	-	-	420,214	432,617
PIS and COFINS recoverable	28,529	28,529	316,356	306,316
Other recoverable taxes	242	242	44,623	57,864
Total recoverable taxes	494,011	485,441	1,355,633	1,361,532
Deferred income and social contribution taxes	1,143	1,143	2,733,296	2,762,507
ICMS to be allocated	-	-	47,178	40,395

Total	495,154	486,584	4,136,107	4,164,434

Current	4,667	4,864	1,641,680	1,613,415
Noncurrent	490,487	481,720	2,494,427	2,551,019

The breakdown of deferred income and social contribution taxes are as follows:

	Consolidated
	June 31, 07	March 31, 07
Absorbed fiscal credit - restructuring	778,271	850,206
Tax credits on allowances for:
Obsolescence	12,144	15,730
Contingencies	141,369	136,408
Doubtful debt	127,905	127,289
Customer fidelity program	25,171	23,619
Employee profit sharing	18,469	23,615
Suppliers	118,376	115,641
Other amounts	397,518	366,886
Income and social contribution tax loss carryforwards	1,114,073	1,103,113

Total deferred taxes	2,733,296	2,762,507

Current	925,329	906,408
Noncurrent	1,807,967	1,856,099

The deferred taxes were set up assuming its future realization as follows:

a) Income and social contribution tax loss carryforwards: to be offset up to 30% of the tax bases determined for subsequent years.

b) Merged tax credit: represented by the net balance of goodwill and the provision for maintaining the integrity of the net equity (note 6.2). Its conversion occurs proportionately to the amortization of the goodwill in its subsidiary, over a period of 5 to 10 years. Studies by outside consultants used in the corporate restructuring process support the recovery of the value within this period.

c) Temporary differences: realization will occur upon payment of the provisions, actual loss on doubtful debt or sale of inventories.

At December 31, 2006 the Company prepared technical feasibility studies, approved by its Board, which indicated the full recovery of recognized deferred tax amounts, as defined by CVM instruction No. 371.

During the quarter ended June 30, 2007, no material fact occurred that indicated limitations to the full recovery of deferred taxes.

6.2 .Tax benefits – Corporate Restructuring

The goodwill paid when Company went private and when its subsidiaries were acquired was transferred by the acquiring to the acquired companies.

Prior to these transfers, provisions were recorded for the maintenance of the subsidiary's net equity and, consequently, the net assets merged represent essentially the tax advantage resulting from the deduction of the goodwill merged.

Company’s and its subsidiary’s accounting records for corporate and tax purposes include specific accounts related to merged goodwill and provision and respective amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	June 30, 07			March 31, 07
Restructuring	Goodwill	Provision	Net	Net
TCO - 1st acquisition	576,197	(380,289)	195,908	221,460
TCO - 2nd acquisition	245,996	(162,358)	83,638	90,420
TC- Privatization	771,578	(509,242)	262,336	289,475
TLE - Privatization	107,109	(70,693)	36,416	39,150
GT - Acquisition	588,157	(388,184)	199,973	209,701

Total	2,289,037	(1,510,766)	778,271	850,206

The changes during the six-month periods ended June 30 are as follows:

	Consolidated
	June 30,07	June 30, 06
Results:
Amortization of goodwill	(440,524)	(383,305)
Reversal of Provision	296,655	257,132
Tax credit	143,869	126,173

Effect on results	-	-

Proportionately to the effective realization of tax benefits, relevant amount will be absorbed by capital in favor of controlling shareholders, while the other shareholders will be assured of the right of first refusal. The resources originating from the exercise of this right will be paid to controlling shareholders.

As of December 31, 2006, R$ 305,531 referring to tax benefits realized until December 31, 2005 were capitalized, of which R$ 194,277 corresponding to Vivo Participações S/A with the issue of shares and R$ 111,254 corresponding to Tele Centro Oeste Celular Participações S/A without issuance of shares.

7. PREPAID EXPENSES

	Company		Consolidated
	June 30, 07	March 31, 07	June 30, 07	March 31, 07
FISTEL fee	-	-	267,418	351,471
Rent	-	-	27,055	11,801
Advertising to be distributed	-	-	66,793	97,608
Other	2,936	3,137	28,113	23,375

Total	2,936	3,137	389,379	484,255

Current	809	809	351,741	457,406
Noncurrent	2,127	2,328	37,638	26,849

8. OTHER ASSETS

	Company		Consolidated
	June 30, 07	March 31, 07	June 30, 07	March 31, 07
Judicial deposits	144	129	93,449	88,042
Advances to employees	-	-	14,737	15,044
Credits with suppliers	-	-	12,193	256
Intercompany credits	1,863	1,971	4,439	4,448
Subsidies on terminal sales	-	-	56,537	32,848
Other assets	805	788	6,044	5,349

Total	2,812	2,888	187,399	145,987

Current	420	496	156,574	115,069
Noncurrent	2,392	2,392	30,825	30,918

9. INVESTMENTS

a) Investments in subsidiary

As of June 30, 2007, Vivo S.A. is a wholly-owned subsidiary of the Company.

b) Number of shares

As of June 30, 2007, the Company holds 3,810,478 common shares of Vivo S/A

c) Information on subsidiaries

	Shareholders' equity		Net income (loss)
Investees	June 30, 07	March 31, 07	June 30, 07	June 30, 06
Telesp Celular S.A.	-	-	-	10,718
Vivo S.A. (formerly Global Telecom S.A.)	8,552,724	8,536,223	117,248	(150,442)
Tele Centro Oeste Celular Participações S.A.	-	-	-	(6,244)
Celular CRT S.A.	-	-	-	(25,257)
Telerj Celular S.A.	-	-	-	(36,483)
Telest Celular S.A.	-	-	-	22,663
Telebahia Celular S.A.	-	-	-	(65,534)
Telergipe Celular S.A.	-	-	-	1,483

d)  Breakdown and changes

The balance of Company's investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and valuation allowance, as well as other investments, as shown below:

	Company		Consolidated
	June 30, 07	March 31, 07	June 30, 07	March 31, 07
Investment in subsidiaries	7,446,905	7,430,404	-	-
Goodwill on the acquisition of investments, net	1,100,138	1,195,327	1,100,138	1,195,327
Advance for future capital increase	1,105,819	1,105,819	-	-
Valuation allowance (a)	(276,931)	(294,200)	(276,931)	(294,200)
Other investments	104	104	113	113

Investment balance	9,376,035	9,437,454	823,320	901,240

(a) Allowance set up at December 31, 2001 and 2002 to recognize permanent losses on goodwill, as a consequence of losses accumulated at those dates by subsidiary Global Telecom.

d.1) Investments in subsidiaries

	June 30, 07	June 30, 06
Balance at beginning of year	7,358,367	4,371,626
Investment grants	7,790	13,694
Equity pick-up	117,248	(257,064)
Dividends and interest on shareholders' equity in subsidiaries	-	3,547
Merger of companies	-	4,031,634
Capital increase	-	597,531
Capital reduction	(36,500)	(631,800)
Interim dividend	-	(1,763,293)

Balance at June 30	7,446,905	6,365,875

d.2) Advance for future capital increase

	June 30, 07	June 30, 06
Balance at beginning of year	1,105,819	1,279,500
Merged assets	-	428,853
Reserve realization	-	(305,531)
Balance at June 30	1,105,819	1,402,822

d.3) Goodwill on the acquisition of investments, net

	Jun 30, 07	Jun 30, 06
Balance at beginning of year	1,290,512	1,869,387
Amortization of goodwill (Note 22)	(190,374)	(190,856)

Balance at June 30	1,100,138	1,678,531

d.4) Valuation allowance

	June 30, 07	June 30, 06
Balance at beginning of year	(311,467)	(380,541)
Amortization of losses (proportionately to goodwill) (Note 22)	34,536	34,536

Balance at June 30	(276,931)	(346,005)

10. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS, NET

a) Property and equipment, net

	Yearly depreciation rates %

		Consolidated
		June 30, 07			March 31, 07
		Cost	Accumulated depreciation	Property and equipment, net	Property and equipment, net
Transmission equipment	10.00 to 20.00	7,462,795	(5,221,252)	2,241,543	2,162,636
Switching equipment	10.00 to 20.00	3,586,548	(2,151,460)	1,435,088	1,405,670
Infrastructure	2.87 to 20.00	2,414,183	(1,254,648)	1,159,535	1,166,233
Land	-	59,929	-	59,929	59,929
Buildings	2.86 to 4.00	280,821	(68,197)	212,624	214,299
Terminals	66.67	1,584,107	(1,294,509)	289,598	289,098
Other assets	6.67 to 20.00	1,335,275	(844,614)	490,661	520,370
Construction in progress	-	214,036	-	214,036	411,510

Total		16,937,694	(10,834,680)	6,103,014	6,229,745

      b) Intangible assets, net

	Yearly depreciation rates %

		Consolidated
		June 30, 07			March 31, 07
		Cost	Accumulated depreciation	Property and equipment, net	Property and equipment, net
Software user rights	20,00	2,981,350	(1,879,977)	1,101,373	1,110,535
Concession licenses	6,67 a 20,00	976,503	(594,518)	381,985	398,418
Other assets	6,67 a 20,00	35,592	(26,093)	9,499	10,911
Construction in progress	-	61,480	-	61,480	90,845

Total		4,054,925	(2,500,588)	1,554,337	1,610,709

At June 30, 2007, the subsidiary had property and equipment offered as collaterals in lawsuits in the amount of R$ 139,205 (R$ 101,407 as of March 31, 2007), as shown below:

Tax proceedings	84,317
Labor and civil claims	54,888
Total	139,205

As of December, 2006, the subsidiary started offering its clients services based on the Global System for Mobile Communications (GSM) technology. Management understands that the adoption of GSM will have no impact on amounts previously invested in the other technologies of its network.

11. DEFERRED CHARGES, NET

	Consolidated
	Annual amortization rate %	June 30, 07	March 31, 07
Pre-operating expenses
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General & administrative expenses	10	69,960	69,960

		351,587	351,587

Goodwill - Ceterp Celular S/A	10	84,265	84,265
Goodwill	(a)	25,172	24,835

		461,024	460,687

Accumulated amortization:
Pre-operating expenses		(274,818)	(265,850)
Goodwill - Ceterp Celular S/A		(55,474)	(53,368)
Goodwill		(19,557)	(18,920)

		(349,849)	(338,138)

Total		111,175	122,549

(a) As per contractual periods.

12. SUPPLIERS AND ACCOUNTS PAYABLE

	Company		Consolidated
	June 30, 07	March 31, 07	June 30, 07	March 31, 07
Suppliers	3,488	2,322	1,681,421	1,905,447
Interconnection / linking	-	-	184,132	175,385
Amounts to be transferred SMP (a)	-	-	360,634	391,901
Technical assistance (Note 28)	-	-	107,053	81,654
Other	160	108	39,932	46,671
Total	3,648	2,430	2,373,172	2,601,058

(a) Amounts to be transferred SMP (personal mobile service) refer to VC2, VC3 and roaming charges, invoiced to our clients and passed on to the long distance operating companies.

13. TAXES, FEES AND MANDATORY CONTRIBUTIONS

	Company		Consolidated
	June 30, 07	March 31, 07	June 30, 07	March 31, 07
Current taxes:

ICMS	-	-	483,544	475,097
Income and social contribution taxes	-	-	25,590	40,686
PIS and COFINS	95	95	70,474	68,102
FISTEL	-	-	7,723	1,206
FUST and FUNTTEL	-	-	7,334	7,103
Other taxes, fees and mandatory contributions	1,372	1,344	14,733	12,581

Total	1,467	1,439	609,398	604,775

Legal liabilities (CVM 489/05):

Income tax	-	-	1,944	3,174
PIS e COFINS	-	-	57,976	57,030
CIDE	-	-	18,004	15,427
Other taxes, fees and mandatory contributions	-	-	1,253	1,203

Total	-	-	79,177	76,834

Total	1,467	1,439	688,575	681,609

Current	1,467	1,439	466,647	466,318
Noncurrent	-	-	221,928	215,291

Current Taxes:

At June 30, 2007, the amount of R$ 158,869 (R$ 153,097 as of March 31, 2007) of the long term liability refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the postponement of ICMS payment. This agreement establishes that ICMS payment falls due always in the 49th month after that on which ICMS was determined.

Legal Liabilities - CVM Resolution 489/05

This includes the taxes that fall within the scope of Resolution 489 of October 3, 2005, issued by the Brazilian Securities Commission (CVM), which approved IBRACON position NPC No. 22.

For financial statement purposes the amounts of judicial deposits of said taxes, if applicable, were offset against taxes, fees and mandatory contributions payable.

The changes in legal liabilities, as per CVM Resolution 489/05, is as follows:

	Fiscal	(-) Judiciary deposits	Total
Balances at Dec 31, 06	141,703	(64,940)	76,763
Inflow	4,197	(5,297)	(1,100)
Monetary restatement	1,171	-	1,171

Balances at Mar 31, 07	147,071	(70,237)	76,834
Inflow	2,803	(97)	2,706
Monetary restatement	899	-	899
Payments	(1,262)	-	(1,262)

Balances at Jun 30, 07	149,511	(70,334)	79,177

14. LOANS AND FINANCING
a) Breakdown of debt

				Company		Consolidated
Description	Currency	Interest	Maturity	June 30, 07	March 31, 07	June 30, 07	March 31, 07
Financial Institutions:
Res 2770	US$	4.96% p.a. to 6.24% p.a.	12/17/07 to 10/10/08	69,870	74,376	425,113	602,933
Res 2770		¥0% to 4.38% p.a.	08/08/07 to 10/03/08	-	-	598,513	738,002
Res 2770	R$	IGP-M + 9.45% p.a.	02/09/10	-	-	113,659	112,882
Debentures	R$	103.3% CDI to 104.4% CDI	08/01/08 to 05/01/15	1,500,000	1,500,000	1,500,000	1,500,000
European Investment Bank -EIB	US$	1.4% p.a. + Libor to 1.45%p.a. + Libor	09/14/07 to 10/15/08	-	-	216,659	230,629
Compror	US$	4.5% to 6.0%p.a.	07/02/07 to 09/17/08	-	-	30,142	32,085
Compror		¥0% p.a. to 2.78% p.a.	07/09/07 to 09/16/08	-	-	80,768	100,188
BNDES (a)	URTJLP	TJLP + 3.5%p.a. to 4.6%p.a. (a)	07/16/07 to 06/15/11	-	-	106,967	135,415
BNDES	UMBNDES	3.5%p.a. to 4.6%p.a.	07/16/07 to 07/15/11	-	-	17,123	22,658
Commercial Paper	US$	Libor + 1.75%p.a. to 6.30%p.a. to 6.55%p.a.	07/29/07 to 12/28/07	-	-	404,502	430,584
Bank of the Northeast of Brazil - BNB	R$	11.5%p.a.	08/29/08 to 01/29/15	-	-	80,540	-
Others	R$	column 27 FGV	10/31/08	-	-	619	735
Acquisition of investment "TCO"	R$	100% CDI + 1% p.a.	04/30/08	10,697	10,697	10,697	10,697

Interest				58,956	74,947	120,426	140,400

Total				1,639,523	1,660,020	3,705,728	4,057,208

Current				82,633	84,579	1,226,930	1,283,355
Noncurrent				1,556,890	1,575,441	2,478,798	2,773,853

(a) Should TJLP exceed 10% p.a., spread will be 6% p.a.

b) Payment timetable

Noncurrent amounts are broken down as follows, according to year of maturity:

	June 30,2007
Year	Company	Consolidated
2008	556,890	1,226,534
2009	-	34,385
2010	-	156,040
2011	-	23,634
After 2012	1,000,000	1,038,205

Total	1,556,890	2,478,798

c) Restrictive clauses

The subsidiary has a loan and financing with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which as of June 30, 2007 was R$124,090 (R$ 158,073 as of March  31, 2007).  In accordance with the contract, there are several economic and financial indexes that must be determined on a six-month and yearly basis. Regarding the  obligations on a six-month basis, we noted that the "EBITDA margin" (EBITDA over net operating revenue) was not complied with.  A waiver was obtained from the bank so as not to comply with this liability.

The subsidiary has loans from the European Investment Bank, the balance of which as of June 30, 2007 amounted to R$216,659 (R$ 230,629 as of March 31, 2007). On the same date, several economic and financial indices established in the contract were met by subsidiary.

d) Coverage

At June 30, 2007 the Company and its subsidiary held currency hedge positions of US$588,323 thousand and Yen44,266,390 thousand (US$ 679,870 thousand Yen 48,989,574 thousand and € 10,067 thousand as of March 31, 2007), as coverage for all of its foreign exchange liabilities.  Furthermore, the company had swap transactions (CDI x Pre), to partially cover fluctuations in domestic interest rates.  The operations that are covered mature in January 2008 and 2009, and amount to R$ 2,273,955.

At June 30, 2007, the Company and its subsidiary recorded an accumulated loss of R$585,768 (R$ 489,450 as of March 31, 2007) from these currency hedge and CDI x Pre swap transactions.

The table below shows the net position of these transactions, recorded in the Company's balance sheet:

	Consolidated
Description	June 30, 07	March 31, 07
Current assets	2,526	2,241
Noncurrent assets	1,680	250
Total assets	4,206	2,491

Current Liabilities	(387,949)	(298,976)
Noncurrent liabilities	(202,025)	(192,965)
Total Liabilities	(589,974)	(491,941)

Accumulated loss	(585,768)	(489,450)

e) Guarantees

At June 30, 2007, subsidiary's loans and financing, in local currency, the principal amounting to R$101,727 (R$126,013 as of March 31, 2007), represented financing guaranteed by the pledge of accounts receivable, which may optionally be retained up to a limit of 300% of the monthly repayment installment.

Banks	Guarantees
BNDES

15% of receivables and CDB  are pledged to the amount of next installment due

100% of receivables and CDB are pledged to an amount equivalent to the next installment due (during the first year) and to two installments due (during the remaining period)

European Investment Bank - EIB	Bank guarantees Commercial risk guaranteed by Banco Espirito Santo, BBV and Rabobank
Banco do Nordeste do Brasil SA - BNB

Bank guarantee with covering throughout the whole transaction or until its effective liquidation at an amount equivalent to 100% of the debit balance of the financing obtained, including for commitments foreseen.
Establishing a liquidity fund comprising  financial investments at an amount equivalent to three amortization installments by reference to the average post-grace period installment

f) Debentures

On August 1, 2004 the renegotiation of the first public issue of debentures, consisting of 5,000 (five thousand) simple, non-convertible and non-guaranteed debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008 took place. The renegotiation involved the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of CDI, and besides the longer term (new renegotiation on August 1, 2007), a reduction in the rate to 104.4% of CDI took place.

Within the scope of the R$2,000,000 (two billion Reais) First Security Distribution Program announced on August 20, 2004, on May 1, 2005 the Company issued debentures in the amount of R$1,000,000 (one billion Reais) with a term of 10 years as from the date of issue.

The Offering consisted in the issue of 100,000 simple, non-convertible, unsecured debentures with a par value of R$10 (ten thousand Reais), totaling R$1,000,000 (one billion Reais), in two series of R$ 200,000 ((two hundred million Reais) and R$800,000 (eight hundred million Reais) respectively, with final maturity on May 1, 2015. The debentures accrue interest, payable on a six-month period basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the Center for Custody and Financial Settlement of Certificates and Bonds (CETIP).

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

15. PROVISION FOR CONTINGENCIES

The Company and its subsidiary are parties to judicial proceedings that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been set up concerning such proceedings considered as probable losses.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	June 30, 07			March 31, 07
	Provisions	(-) Judicial deposits	Net	Net
Labor	70,251	(17,830)	52,421	43,560
Civil	198,722	(44,700)	154,022	150,965
Fiscal	3,440	-	3,440	3,351

Total	272,413	(62,530)	209,883	197,876

Current			79,329	75,349
Noncurrent			130,554	122,527

Changes occurred in the provision for contingencies, net for the six-month period ended June 30, 2007,  are as follows:

2007
Balance at beginning of year	146,623
Provisions recorded, net of reversals	120,860
Monetary variation	600
Payments	(51,126)
Increase in judicial deposits	(7,074)

Balance as of June 30	209,883

15.1 Tax proceedings

15.1.1 Probable losses

No new significant tax proceedings were initiated in the quarter ending June 30, 2007, classified as "probable loss". The significant change occurred in the provision for tax contingencies is mostly due to monetary variation during the period.

15.1.2 Possible Losses

No new, significant tax proceedings were initiated in the quarter ending June 30, 2007, classified as "possible loss". No significant changes occurred in the proceedings described herein since last fiscal year.

15.2 Civil proceedings

a) Consumers

The Company is a party to several lawsuits initiated by individual consumers or civil associations representing the right of consumers against non-performance of services and/or products sold by the Company. Individually, none of these lawsuits is considered significant.

At June 30, 2007, based on the opinion of our outside lawyers, we have recorded the amount of R$143,728 (R$142,370 as of March 31, 2007), which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount involved in these proceedings classified as "possible loss" is R$378,709 (R$281,195 as of March 31, 2007).

b) ANATEL

The Company is a party to several legal and administrative proceedings initiated by ANATEL referring to non-compliance with regulations concerning the Personal Mobile Service (SMP), amounting to R$17,870 (R$12,622 as of March 31, 2007), amount considered sufficient to face probable losses on these cases.

c) Others

These refer to lawsuits of other nature, all related to the normal course of business, including contractual discussions with supplier. At June 30, 2007, based on the opinion of our outside lawyers, we recorded R$ 37,124 (R$38,468 as of March 31, 2007), amount considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these proceedings  classified as "possible loss" were R$ 61,700 (R$62,424 as of March 31, 2007).

15.3 Labor claims

Several labor claims are included, and respective provision was recorded as shown before, which is considered sufficient to meet probable losses on these cases.

No new, significant labor claims were initiated in the quarter ended June 30, 2007 classified as "probable loss". No significant changes occurred in the proceedings reported  since last fiscal year.

With respect to proceedings where the possibility of loss is classified as "possible", the amount involved is R$99,289 (R$94,471 as of March 31, 2007).

16. OTHER LIABILITIES

	Company		Consolidated
	June 30,07	March 31,07	June 30,07	March 31,07
Prepaid services to be rendered	-	-	153,121	139,862
Provision fidelity program (a)	-	-	74,031	69,467
Payables to related parties	229	1,325	928	2,238
Provision for Pension Fund	-	-	20,993	18,298
Reverse stock split(b)	74,809	75,470	116,630	117,892
Provision for disposal of assets	-	-	135,228	132,662
Other	141	8	489	89

Total	75,179	76,803	501,420	480,508

Current	75,179	76,803	363,190	344,445
Noncurrent	-	-	138,230	136,063

(a) The subsidiary has implemented fidelity programs, under which calls are transformed into points that enable the used to a future change of handsets. A provision is made for  accumulated points, net of redemptions, considering the history of redemptions, points generated and average cost per point.

(b) Refers to the credit made available to the holders of remaining shares, resulting from the reverse stock split of the capital stock of the Company and its subsidiary.

17. SHAREHOLDERS’  EQUITY

a) Capital stock

Capital as of June 30, 2007 and March 31, 2007 is composed of shares without a par value, as follows:

Lot of one thousand shares
Common shares	524,932
Preferred shares	917,186

Total	1,442,118

b) Dividends and Interest on Shareholders’ Equity

The preferred shares are not entitled to vote, except as foreseen in articles 9 and 10 of the By-laws, but are assured priority in the reimbursement of capital, without any premium, and the right to participate in the dividend to be distributed corresponding to no less than 25% of net income for the year, calculated in accordance with article 202 of Brazil’s Corporation Law, with priority to receive minimum, non-cumulative dividends, equivalent to the greater of:

 b.1) 6% (six percent) per year over the amount resulting from the division of subscribed capital by the total number of the Company's shares, or

b.2)  3% (three percent) per year over the amount resulting from the division of the net equity by the total number of shares of the Company, with the right to participate in the profit distributed on equal terms with common shares, after the latter have been assured of a dividend equal to the minimum priority dividend established for the preferred shares.

As of the General Shareholders’ Meeting of March 27, 2004, preferred shares have acquired full voting rights, due to the fact that for three consecutive years no minimum dividends were paid, in accordance with Article 111, paragraph 1 of Law No. 6404/76.

c) Special Goodwill Reserve

This provision represents the forming of a special goodwill provision, as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder upon effective realization of the tax benefit.

18. NET OPERATING INCOME

	Consolidated
	For the six-month periods ended
	June 30,07	June 30,06
Subscription and use	3,724,538	3,514,515
Interconnection	2,466,617	1,868,772
Data and value-added services	579,872	486,290
Other services	120,008	103,174

Gross sales	6,891,035	5,972,751

ICMS	(1,145,168)	(1,099,627)
PIS and COFINS	(246,581)	(215,713)
ISS	(2,983)	(1,442)
Rebates granted	(239,104)	(210,108)

Net operating income from services	5,257,199	4,445,861

Gross income from handsets and accessories	1,383,369	1,409,249

ICMS	(99,587)	(116,022)
PIS and COFINS	(68,454)	(86,181)
Rebates granted	(528,418)	(401,847)
Sales returns	(72,222)	(75,717)

Net operating income from sale of handsets and accessories	614,688	729,482

Total net operating income	5,871,887	5,175,343

No client accounts for more than 10% of gross operating income for the six-month periods ended June 30, 2007 and June 30, 2006, with the exception of Telecomunicações de São Paulo S/A - TELESP, a fixed telephone operating company in the state of São Paulo that accounted for approximately 11% for the six-month period ended June 30, 2006. The amounts in question refer mainly to interconnection.

19. COST OF SALES  AND SERVICES

	Consolidated
	For the six-month periods ended
	June 30, 07	June 30, 06
Personnel	(52,628)	(42,831)
Materials	(3,130)	(5,296)
Outsourced services	(213,569)	(182,888)
Means of connection	(112,046)	(116,418)
Rent, insurance and condominium expenses	(104,204)	(101,589)
Interconnection	(753,083)	(77,009)
Taxes, fees and mandatory contributions	(246,853)	(268,157)
Depreciation and amortization	(625,193)	(658,717)
Other supplies	(42,070)	(100,827)

Cost of services	(2,152,776)	(1,553,732)

Cost of sales	(900,018)	(979,422)

Total	(3,052,794)	(2,533,154)

20.  SELLING EXPENSES

	Consolidated
	For the six-month periods ended
	June 30, 07	June 30, 06
Personnel	(151,913)	(151,582)
Materials	(18,036)	(17,420)
Outsourced services	(882,776)	(951,493)
Advertising	(192,080)	(187,894)
Rent, insurance and condominium expenses	(33,228)	(34,023)
Taxes, fees and mandatory contributions	(1,406)	(1,893)
Depreciation and amortization	(218,442)	(200,873)
Allowance for doubtful accounts	(208,629)	(499,735)
Other supplies	(11,461)	(21,265)

Total	(1,717,971)	(2,066,178)

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	For the six-month periods ended		For the six-month periods ended
	June 30,07	June 30,06	June 30,07	June 30,06
Personnel	(1,090)	(2,273)	(134,184)	(116,618)
Materials	-	-	(2,212)	(6,497)
Outsourced services	(7,862)	(9,150)	(257,497)	(217,141)
Rent, insurance and condominium	(1)	(56)	(41,647)	(40,821)
Taxes	(14)	(62)	(2,438)	(3,480)
Depreciation and amortization	(34)	(51)	(150,307)	(138,253)
Other supplies	(4)	(6)	(3,662)	(6,535)

Total	(9,005)	(11,598)	(591,947)	(529,345)

22. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	For the six-month periods ended		For the six-month periods ended
	June 30,07	June 30,06	June 30,07	June 30,06
Income:
Fines	-	-	45,791	64,666
Recovered expenses	-	-	40,683	21,271
Reversal of provisions	724	300	8,843	24,639
Shared infrastructure - EILD	-	-	23,272	26,331
Sales incentives	-	-	34,678	18,367
Others	14	189	4,908	3,610

Total	738	489	158,175	158,884

Expenses:
FUST	-	-	(28,397)	(26,369)
FUNTTEL	-	-	(14,218)	(13,228)
ICMS on other expenses	-	-	(48,390)	(30,568)
CIDE	-	-	(7,227)	(4,562)
PIS and COFINS	(85)	(33)	(21,484)	(18,089)
Other taxes, fees and mandatory contributions	(248)	(24)	(8,237)	(5,321)
Provision for contingencies	(699)	(41)	(129,703)	(69,582)
Amortization of deferred charges	-	-	(23,460)	(23,817)
Amortization of goodwill and realization of provision for valuation allowance	(155,838)	(156,320)	(155,838)	(176,188)
Others	(21)	(1)	(12,451)	(12,307)

Total	(156,891)	(156,419)	(449,405)	(380,031)

23. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	For the six-month periods ended		For the six-month periods ended
	June 30,07	June 30,06	June 30,07	June 30,06
Financial income:
Income from financial transactions	17,915	24,271	97,066	177,429
PIS and COFINS on financial income	-	-	-	(29)

Total	17,915	24,271	97,066	177,400

Financial expenses:
Derivative transactions	(3,218)	(95,968)	(136,093)	(250,963)
Loans	(97,308)	(146,466)	(150,953)	(212,819)
Other financial transactions	(1,546)	(10,024)	(60,787)	(107,396)

Total	(102,072)	(252,458)	(347,833)	(571,178)

Monetary and exchange variations:

In assets
Derivative transactions	-	(9,584)	(563)	(47,687)

In liabilities
Derivative transactions	(7,683)	(113,424)	(239,382)	(225,694)
Loans	7,656	131,283	244,329	267,277
Other transactions	7	454	3,354	11

Total	(20)	8,729	7,738	(6,093)

24. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary make monthly provisions for the payment of income and social contribution taxes , on an accrual basis, making tax payments on the basis of monthly estimates. Deferred taxes are recognized on  temporary differences, as described in Note 6. Please find below the breakdown of income and social contribution taxes payable:

	Consolidated
	For the six-month periods ended
	June 30,07	June 30,06
Income tax liability	(122,894)	(185,170)
Social contribution tax liability	(44,246)	(67,601)
Deferred income tax	49,521	123,496
Deferred social contribution tax	17,828	45,317

Total	(99,791)	(83,958)

Please find below a reconciliation  of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, and the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	For the six-month periods ended		For the six-month periods ended
	June 30,07	June 30,06	June 30,07	June 30,06
Pre-tax loss	(124,281)	(630,312)	(32,280)	(580,511)

Tax credit at combined statutory rate (34%)	42,255	214,306	10,975	197,374

Permanent additions:
Nondeductible expenses - goodwill amortization	(52,985)	(53,149)	(52,985)	(53,414)
Other nondeductible expenses	-	-	(27,921)	(64,367)
Equity pick-up	42,513	(94,424)	-	-
Other additions	-	-	1,931	(27,147)
Permanent exclusions:
Equity pick-up	-	12,884	-	-
Other exclusions	5,910	5,827	5,922	6,041
Tax loss and unrecognized temporary differences	(37,693)	(86,167)	(37,713)	(142,445)

Tax expense	-	(723)	(99,791)	(83,958)

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Considerations on risks

The main market risks that the Company and its subsidiary are exposed to are:

Credit risk: deriving from possible difficulties in collecting the amounts related to telecommunications services rendered to its clients and to sales of handsets to its dealers, as well as the risk related to short-term investments and amounts receivable from swap transactions.

Interest rate risk: deriving from a portion of the debt and from long positions of derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable change in interest rates (mainly LIBOR, TJLP and CDI).

Exchange rate risk: the possibility that Company and its subsidiary incur losses as a result of exchange rate variations that increase the liability balances of foreign currency loans and financing.

The Company and its subsidiary adopt an active position concerning the management of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, thus mitigating the risks inherent to their activities.

Credit Risk

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the client base and active management of customers’  default, by means of clear policies regarding the sale of post-paid telephones. As of June 30, 2007, the subsidiary had 81% of its customer base comprising customers of the prepaid system, which requires the prior loading and consequently entails no credit risk.

The credit risk in the sale of handsets is managed by a conservative credit policy, by means of modern management methods, including the application of "credit scoring" techniques, analysis of financial statements and information, and consultation to commercial data bases, as well as the automatic control of sales release integrated with the distribution module of SAP's ERP software.

The company and its subsidiary are also subject to credit risk originating from its financial investments and amounts receivable from swap transactions. The Company and its subsidiary act in a manner so as to diversify this exposure among various world-class financial institutions.

Interest rate risk

The Company and its subsidiary are exposed to the risk of increased interest rates, especially those associated with the cost of the Interbank deposit certificates (CDI), in connection with payables related to derivative transactions  (currency hedge) and by loans denominated in Reais. As a way to minimize this exposure, the Company contracted swap transactions in Reais, from CDI to fixed-interest rates, in a total reference value of R$2,274 million. The balance of financial investments, indexed to the CDI, also neutralizes this effect partially.

Furthermore, the Company and its subsidiary are also exposed to the risk of fluctuation of the Long-term interest rate (TJLP), in connection with the loans obtained from BNDES. These transactions amounted to  R$106,967 (principal) as of June 30, 2007 (R$135,415 as of March 31, 2007). The Company and its subsidiary have no transactions with derivatives contracted to cover the TJLP risk.

The loans contracted in foreign currencies also entail the risk of a raise in the interest rate (LIBOR) to which these foreign loans are pegged. These transactions totaled US$232,480 thousand (principal) as of June 30, 2007 (US$232,480 thousand as of March 31, 2007).

Of the total amount of loans and financing involving floating foreign interest rates (LIBOR), US$232,480 thousand as of June 30, 2007 (US$232,480 thousand as of March 31, 2007) (principal) are protected against fluctuation in interest rates (LIBOR) by means of derivatives (interest rate swap).

Exchange rate risk

The Company and its subsidiary have contracted financial transactions with derivatives so as to protect themselves against exchange rate fluctuations affecting their loans and other liabilities in foreign currencies. The instruments generally used are swap and forward contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of June 30, 2007:

	In thousands of
	US$	€	¥
Loans and financing	(580,702)	-	(44,266,390)
Loans and financing - UMBNDES (a)	(8,929)	-	-
Derivative instruments	588,323	-	44,266,390
Other liabilities	(23,542)	(18,159)	-

Total (insufficient coverage)	(24,850)	(18,159)	-

(a) UMBNDES is a monetary unit conceived by BNDES, composed of a basket of foreign currencies, main currency being the US dollar, and for this reason the Company and its subsidiary consider it in their analysis of the risk coverage against exchange rate fluctuations.

Transactions with derivatives

The Company and its subsidiary record gains and losses on derivative contracts as  financial income or expenses, net.

The table below shows an estimate of the book value and the market value of the loans and financing, as well as of the transactions with derivatives:

	Book value	Market value	Unrealized gain
Loans and financing	(3,705,728)	(3,710,032)	(4,304)
Derivative instruments	(585,768)	(589,546)	(3,778)
Other liabilities	(92,582)	(92,582)	-

Total	(4,384,078)	(4,392,160)	(8,082)

b) Market value of financial instruments

The market value of loans and financing, as well as of swap contracts, was established on the basis of discounted cash flow, by using projections of interest rates available.

Market values are calculated at a specific time based on available information and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent market realizable values. Use of different assumptions may significantly affect estimates.

26. POST-EMPLOYMENT BENEFIT PLANS

The Company and its subsidiary, together with other companies belonging to the former Telebras System, sponsor private pension plans and medical assistance plans for retired employees, administered by the Sistel Social Security Foundation - SISTEL, as follows:

a) PBS-A: multi-sponsored defined benefit plan, designed for participants already assisted as of January 31, 2000.

b) PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste and PBS Tele Leste Celular: defined retirement benefit plans sponsored individually by the Company.

The contributions to the PBS plans are determined on the basis of actuarial studies prepared by independent actuaries, in accordance with standards in force in Brazil. The costing determination system is that of capitalization and the contribution due by sponsors is 13.5% on their participating employees' salaries, of which 12% are designed for the costing of the PBS plans and 1.5% to the PAMA plan. For the six-month periods ended June 30, 2007, contributions to these plans amounted to R$7.

c) PAMA: multi-sponsored medical assistance plan for retired employees and their dependents, at shared cost.

d) TCP Prev and TCO Prev Plans: Individual plans - defined contribution and variable contribution - instituted by SISTEL in August 2000. In both plan types the Company supports participants' death or disability risk amounts, while in the TCO Prev plan some participants originally enrolled with the PBS-TCO plan are entitled to lifelong retirement benefits (paid-up benefit), besides the benefits of defined contribution. The contributions of the Company to the TCP Prev and TCO Prev plans are equal to those of participants, ranging between 1% and 8% of the contribution salary, according to percentage chosen by participant. For the six-month periods ended June 30, 2007, contributions to these plans amounted to R$4,133.

In civil suit No. 04/081.668-0, brought by ASTEL against the SISTEL Social Security Foundation, in which besides SISTEL also Telefonica and Telesp Celular are summoned, various claims are made, which we summarize as follows: i) that Sistel be prohibited from charging retired employees and other participants any contributions to PAMA - Medical Assistance Plan for Retirees, the same being subject only to a "small participation in actual use"; such participation is  limited to 1% of the assisted person's monthly income; ii) that SISTEL enroll again with PAMA, without any restrictions, the retirees and assisted persons who had their enrollment suspended due to non-payment, as well as those who did not stand the pressure and requested cancellation of their enrolment with PAMA or enrolled with the PCE (Special Coverage Plan), as they wish, also without any restriction; iii) that SISTEL reassess the economic needs of PAMA, including the amounts of sponsors Telefonica's and Telesp Celular's monthly contributions; iv) that sponsors' contributions be calculated on the basis of the payroll of all their employees, as per previous by-laws provision, and not on the basis of the percentage on the payroll of active participants in PBS; v) that Sistel re-establishes the accreditation of all hospitals, clinics and laboratories that were canceled; vi) that a review be carried out of the accounting distribution of equity, so as to attribute to PAMA the amounts corresponding to the reducing factor of the supplementary contributions, as described above, while Sistel is prohibited, as long as this review is not carried out, to perform any splitting of the net equity of PBS-A plan or any other plan administered by the entity; vii) that Sistel and sponsors refund the "transfer of equity of the main substrate designed for guaranteeing PBS-2 and PAMA, illegally transferred to Visão Telesp and Visão Prev Plans of Telesp Celular"; viii) granting of advance relief in relation to items "i", "ii" and "v".

The subsidiary by means of its actuarial consultant made a study of the impacts described above, and concluded that the change in costing, as claimed by ASTEL, would represent an increase in subsidiary's provisions in the amount of R$1,298.

Based on their legal advisors' and tax consultants' opinions, management believes that there is, at this moment, there is no risk to be paid, and as of June 30, 2007 the likelihood of loss is classified as "possible".

e) Benefit Plans Visão Celular- Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular: defined contribution individual plans, established by Sistel in August, 2000. Company's contributions to Visão Celular plans is equal to those of participants, ranging between 0% and 9% of contribution salary, according to participant's choice. For the six-month period ended June 30, 2007, contributions to these plans amounted to R$3,100.

f) Defined benefit plan: "CRT" sponsored defined benefit pension plans (founding member benefit plan and alternative benefit plan), which were managed by Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, "CRT" and Brasil Telecom S/A, sponsors of FCRT, signed a statement of commitment with a view to completely canceling any link between the sponsors, by the withdrawal of "CRT" as a sponsor, with the guarantee that this withdrawal be made strictly in accordance with applicable legislation and respecting participants' rights, which was approved by the Supplementary Pension Department at December 30, 2003.

In spite of the fact that existing legislation permits that contributions of sponsors and participants be discontinued, "CRT" continued paying its contributions from January 2002 to December 2003 in order to safeguard and preserve participants' rights, until CRT’s actual withdrawal from FCRT.

For the actuarial evaluation of the plans, the methodology for withdrawal of sponsor, established by Resolution MPAS CPC No. 06/88, was used.

Reserves were individually evaluated on the basis of the methodology determined by said Resolution for each category (assisted persons and retirees, imminent active risks and non-imminent active risks).

As of October 2004, "CRT" has been passing on to Sistel, as agreed with FCRT, the amount established as savings reserve of the active employees of "CRT" who opted to migrate from FCRT's Alternative / Founding Member Plans to the Visão Plan, totaling at June 30, 2007 the amount of R$ 9,515. As of June 30, 2007, of the provision made under liabilities in the amount of R$ 17,991 (R$ 15,297 as of March 31, 2007), R$ 3,245 refers to Withdrawal Reserve of participants with a signed Statement of Intention to Migrate to BrTPrev, and that are awaiting their retirement application to be processed by INSS.

On February 02, 2007, the process for transferring the administration of  Sistel Social Security Foundation plans to Visão Prev - Society of Supplementary Pension was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão  Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by the subsidiary are being gradually transferred to the Visão Prev. On May 02, 2007, the transfer of the assets of the plans occurred. The deadline for the conclusion of the transfer is December 31, 2007.

27. TRANSACTIONS WITH RELATED PARTIES

The main transactions with related, non-consolidated parties are:

a) Communication via local cellular phone and long distance and use of network: these transactions involve companies belonging to the same controlling group: Telecomunicações de São Paulo S/A - TELESP and subsidiaries. A portion of these transactions was established on the basis of contracts signed by TELEBRAS with the operators who had concessions, prior to the privatization, under conditions regulated by ANATEL. This includes customer service to Telecomunicações Móveis Nacionais -TMN in roaming on the Company's network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefônica S/A, Telefônica International S/A and TBS Celular Participações S/A, calculated on the basis of a percentage on net income from services restated according to monetary variation.

c) Rendering of corporate services: these were passed on to subsidiary at cost effectively incurred.

d) Telephone customer service: by Atento Brasil S/A and Mobitel S/A-Dedic to users of subsidiaries' telecommunications services, contracted for 12 months, and renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S/A.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefônica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A

We summarize below balances and transactions with related, non-consolidated parties:

	Consolidated
	June 30, 07	March 31, 07
Assets:
Accounts receivable, net	176,931	180,399
Intercompany credits	4,439	4,448

Liabilities:
Suppliers and accounts payable	216,755	197,488
Technical assistance	85,497	81,654
Payables to related parties	928	2,238

	For the six-month periods ended
	Jun 30, 07	Jun 30, 06
Results:
Income from telecommunications services	827,745	812,577
Cost of sales and services	(74,214)	(70,630)
Selling expenses	(238,777)	(261,259)
General and administrative expenses	(98,796)	(70,903)
Other operating income (expenses), net	22,707	2,557
Financial income (expenses), net	5,882	5,563
Nonoperating income	14	-

28. INSURANCE (CONSOLIDATED) (NOT REVIEWED BY AN OUTSIDE AUDITOR)

The Company and its subsidiary maintain a policy of monitoring risks inherent to their activities. On account of this, as of June 30, 2007, the Company and its subsidiary had insurance contracts in force to cover operating risks, civil liability, health risks, etc. The Managements of the Company and of its subsidiary understand that insured amounts are sufficient to cover potential losses. The main assets, responsibilities or interests covered by insurance and respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$11,354,947
General Civil Liability	R$ 5,564
Automobile (fleet of executive vehicles)	100% of the Fipe Table, R$200 for Personal and Property Damages

29. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the company started trading ADRs on the New York Stock Exchange (NYSE) under code "TCP" and since March 31, 2006 under code "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under code "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A

30. SUBSEQUENT EVENTS

On July 11, 2007, the Company’s Board of Directors approved the following conditions for renegotiation of the debentures of  its 1st issue, whose characteristics are:

  Maturity Term of the Remuneration: the new maturity term of the remuneration (for the "Third Maturity Term of the Remuneration ") will be 12 months, as from August 1, 2007 to August 1, 2008;  during this time, the remuneration conditions defined herein will remain unchanged;

  Remuneration: during the Third Maturity Term of the Remuneration, the debentures will be entitled to a remuneration of 103% (one hundred and three percent) of the average rate of interbank deposits for one day, denominated “Extra Group Overnight Interbank Deposit” calculated in accordance with the rule established in clause 4.8.1 of the Deed of 1st Issue of Debentures;

  Periodicity of the Payment of the Remuneration: during the Third Maturity Term of the Remuneration, the payment of the remuneration will be made on February 1, 2008 and August 1, 2008, until the date of closing of the Third  Maturity Term of the Remuneration, the first payment to be made on February 1, 2008;

  Guarantee: the guarantee represented by the surety granted by Vivo S.A. (“Guarantor") will remain unaffected for the new  remuneration period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.